UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 000-24921
CUSIP NUMBER 73936A 10 3

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

Power 3 Medical Products, Inc.
Full Name of Registrant

Surgical Safety Products, Inc.
Former Name if Applicable

3400 Research Forest Drive, Suite B2-3
Address of Principal Executive Office (Street and Number)

The Woodlands, Texas 77381
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

During the fiscal year ended December 31, 2004, Power 3 Medical Products, Inc. (the “Company”) purchased all of the assets of Advanced Bio/Chem, Inc., d/b/a ProteEx.  The transaction was completed on May 18, 2004 and was accounted for as a capital transaction rather than a business combination.  Consequently, the historical financial statements prior to the date of acquisition are the financial statements of Advanced Bio/Chem.  The Company required additional time to obtain complete, pre-acquisition records associated with the period January 1, 2004 through May 17, 2004 to complete the audit for fiscal year 2004.  In addition, the Company required additional time to incorporate Advanced Bio/Chem’s 2003 historical financial statements and accompanying notes into the Company’s audit for fiscal year 2004.  As previously reported, filing of the Company’s  Form 10 KSB for the year ended December 31, 2004 was delayed and has not been filed as of this date.

The Company is now preparing to file its Quarterly Report on Form 10-QSB for the period ended March 31, 2005 and requires additional time to compile the information required for its quarterly report and prepare additional disclosures containing information that would have otherwise been included in the Company’s 2004 Annual Report on Form 10-KSB. Additionally, the Company requires additional time to review and consider the disclosures which may be appropriate in response to recent statements by Advanced Bio/Chem concerning the May 2004 transaction. Accordingly, the Company is unable to file it Form 10-QSB for the period ended March 31, 2005 by the prescribed due date without unreasonable effort or expense.

The Company expects to finalize its financial statements and file its quarterly report on Form 10-QSB for the quarter  ended March 31, 2005 as soon as practicable and no later than the 5th calendar day following the prescribed due date.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Michael J. Rosinski	281	466-1600
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

Power3 Medical Products, Inc. Form 10-KSB for the period ended December 31, 2004 has not been filed for reasons previously reported by the Company.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss for the first quarter of 2005 of approximately $4,300,000 as compared to a net loss of $82,000 in 2004.  The increase in the net loss is primarily due to an increase in stock based compensation expense of approximately $3,600,000 due to the issuance of shares of common stock and warrants to management, employees and other consultants in connection with or related to the Advanced Bio/Chem transaction. Revenues of operations in 2005 decreased by approximately $138,000 from that of 2004.  While the Company does not expect the results for 2005 to materially differ from those reported above, since the Company has not completed its review of activity for the first quarter of  2005, the results ultimately reported in the Company’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005 may differ from those reported above.

POWER 3 MEDICAL PRODUCTS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 17, 2005	By	/s/ Michael J. Rosinski
Name: Michael J. Rosinski
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).